April 3, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Financial, Inc.

Registration Statement on Form S-4 (No. 333-223104)

Ladies and Gentlemen:

In registering the 3.905% Senior Notes due 2047 (the “New 2047 Notes”) to be received in exchange for the privately placed 3.905% Senior Notes due 2047 (the “Old 2047 Notes”) and the 3.935% Senior Notes due 2049 (the “New 2049 Notes” and, together with the New 2047 Notes, the “New Notes”) to be received in exchange for the privately placed 3.935% Senior Notes due 2049 (the “Old 2049 Notes” and, together with the Old 2047 Notes, the “Old Notes”) pursuant to the exchange offers of New Notes for Old Notes (each, an “Exchange Offer” and together, the “Exchange Offers”), Prudential Financial, Inc., a New Jersey corporation (the “Issuer”), is relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the staff’s letter to Shearman & Sterling (avail. July 2, 1993).

The Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offers and the Issuer is not aware of any person that will participate in the Exchange Offers with a view to the distribution (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”)), of the New Notes to be received in the Exchange Offers. In this regard, the Issuer will make each person participating in an Exchange Offer aware (through the prospectus for the Exchange Offers or otherwise) that, if such person is participating in an Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in that Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the prospectus.

The Issuer will include in the letter of transmittal or similar documentation to be delivered by an exchange offeree in order to participate in an Exchange Offer, the following additional provisions:

(a)	if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment by such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale by it of New Notes received in respect of such Old Notes pursuant to that Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

(b)	an acknowledgement that the exchange offeree does not intend to engage in a distribution of the New Notes.

Very truly yours, PRUDENTIAL FINANCIAL, INC.

By:	/s/ John. M. Cafiero

John. M. Cafiero Vice President and Corporate Counsel